                                             AMENDMENT NO. 1

                                                  To the

                                     OPPENHEIMER CHAMPION INCOME FUND

                                                 BY-LAWS

     This  Amendment  Number 1 is made as of October  23, 2001 to the By-Laws of
Oppenheimer Champion Income Fund (the "Trust"), dated as of October 24, 2000.

     WHEREAS,  the  Trustees,  acting  pursuant  to Article  VII, of the Trust's
By-Laws  dated  October 24, 2000,  desire to amend Article III of the By-Laws by adding a  provision  which  would end the  tenure of a Board  member  who is the president,  chairman,  or chief executive  officer of the investment  adviser if such Board member ceases to hold any such office.

     NOW, THEREFORE, the Trust's By-Laws are amended as follows:

     Article  III of the  Trust's  By-Laws is  amended  by adding the  following language as new Section 4.

     Section 4. Investment Adviser President,  Chairman,  and/or CEO. The person who is the  president,  chairman  or the chief  executive  officer  or holds the equivalent  office of the duly appointed and acting  investment  adviser for the
Trust  shall be a  Trustee  of the  Trust if  elected  to said  position  by the
Trustees.  Said person shall  automatically  cease to be qualified to serve as a
Trustee  at the time  said  person is no longer  the  chief  executive  officer, chairman,  president  or  equivalent  officer of the duly  appointed  and acting investment  adviser for the Trust,  and thereupon said person shall  immediately cease to be a Trustee  without  any further  action  required on the part of the remaining Trustees or the shareholders to remove said Trustee from office.  This bylaw provision may be amended or revoked at any time and from time to time by a majority  of the  Trustees  who  are not  "interested  persons"  or  "affiliated persons" of the Trust as those terms are defined in the  Investment  Company Act of 1940.